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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of December 2008

                              AETERNA ZENTARIS INC.

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F /X/ Form 40-F / /

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                                 Yes / / No /X/

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82----

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                                 DOCUMENTS INDEX

DOCUMENTS DESCRIPTION

1. Press Release dated December 3, 2008: AEterna Zentaris Closes Sale of Cetrotide(R) Royalty Stream for $52.5 Million to Cowen Healthcare Royalty Partners

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                                                         [AETERNA ZENTARIS LOGO]

AETERNA ZENTARIS INC. 1405 du Parc-Technologique Blvd.
Quebec (Quebec) Canada  G1P 4P5  T 418 652-8525  F 418 652-0881
www.aezsinc.com


                                                           PRESS RELEASE
                                                           For immediate release

AETERNA ZENTARIS CLOSES SALE OF CETROTIDE(R) ROYALTY STREAM FOR $52.5 MILLION TO COWEN HEALTHCARE ROYALTY PARTNERS

ALL AMOUNTS ARE IN U.S. DOLLARS

QUEBEC CITY, CANADA, DECEMBER 3, 2008 - AEterna Zentaris Inc. (NASDAQ: AEZS;
TSX: AEZ), a global biopharmaceutical company focused on endocrine therapy and oncology, announces that it has completed the transaction under the previously announced purchase and sale agreement with Cowen Healthcare Royalty Partners, L.P. ("CHRP") relating to AEterna Zentaris' rights to royalties on future sales of Cetrotide(R) covered by its license agreement with Merck Serono. AEterna Zentaris received $52.5 million from CHRP at closing, less certain transaction costs. Under the terms of the agreement with CHRP, AEterna Zentaris would receive an additional payment of $2.5 million from CHRP contingent on 2010 net sales of Cetrotide(R) reaching a specified level.

ABOUT CETROTIDE(R) (CETRORELIX)

Cetrotide(R) (cetrorelix) was the first luteinizing hormone-releasing hormone
(LHRH) antagonist treatment approved for IN VITRO fertilization. It is administered to women to prevent premature ovulation in order to increase fertility success rate. Developed in cooperation with Medicine Nobel-Prize winner, Professor Andrew Schally of Veterans Affairs, Miami, Florida, it was launched in Europe in 1999 and in the United States in 2001. Cetrotide(R) is currently marketed worldwide by Merck Serono, except for Japan where it is marketed by Nippon Kayaku and Shionogi.

Cetrorelix is also currently in a Phase 3 program in benign prostatic hyperplasia involving 1,500 patients in North America and Europe. First results are expected in Q3 2009 with an NDA filing to follow in 2010 and potential launch in 2011.

ABOUT COWEN HEALTHCARE ROYALTY PARTNERS

Cowen Healthcare Royalty Partners ("CHRP") is a global healthcare private equity firm with over $500 million in capital under management. The firm invests principally in commercial-stage biopharmaceutical and medical device companies and products, through the purchase of royalty or Synthetic Royalty(SM) interests, debt and equity. CHRP's investment team has over 90 years of healthcare related experience including principal investing, structured finance, healthcare

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                                                         [AETERNA ZENTARIS LOGO]

industry senior management, Wall Street research and consulting, scientific and clinical experience. For more information, please visit www.cowenroyalty.com.

ABOUT AETERNA ZENTARIS INC.

AEterna Zentaris Inc. is a global biopharmaceutical company focused on endocrine therapy and oncology, with proven expertise in drug discovery, development and commercialization.

News releases and additional information are available at www.aezsinc.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments except if we are requested by a governmental authority or applicable law.

CONTACTS

INVESTOR RELATIONS
Ginette Vallieres
Investor Relations Coordinator
(418) 652-8525 ext. 265
gvallieres@aezsinc.com


MEDIA RELATIONS
Paul Burroughs
Director of Communications
(418) 652-8525 ext. 406
pburroughs@aezsinc.com

                                      -30-
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                                    SIGNATURE

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                           AETERNA ZENTARIS INC.


Date: Dec. 3, 2008         By: /s/Dennis Turpin
------------------             -------------------------------------------
                               Dennis Turpin
                               Senior Vice President and Chief Financial Officer